A.B. KORELIN & ASSOCIATES INC.

P.O. Box 995	Phone: 206-232-3621
Mercer Island, WA 98040	Fax: 206-232-1196

On behalf of Exeter Resource Corporation, we hereby submit Exeter’s 20-F Registration Statement Amendment #1.  In response to our telephone conversation, a US GAAP Reconciliation note has been added to the 9-month interim financial statements.

To respond to this filing, please contact me at the numbers listed above or Yale Simpson, Chairman, by phone at (604) 688-9592 or by fax at (604) 688-9532.

Sincerely,

/s/ Steve Taylor

Steve Taylor

A.B. Korelin & Associates